December 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Joe McCann

Jordan Nimitz

Re:	Capstar Special Purpose Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed December 14, 2021 File No. 333-258693

Ladies and Gentlemen:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 21, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 6 to the Registration Statement (“Amendment No. 6 to the Registration Statement”).

To assist your review, we have reproduced the text of the Staff’s comments below, followed by responses on behalf of the Company.

Amendment No. 5 to Form S-4 filed December 14, 2021

Cover Page

1.	Please revise the cover page and add a Summary Q&A to highlight that PIMCO Private Funds is a member of the Sponsor, and that PIMCO’s Board designee, Mr. Weinstein, and its Board observer, Mr. Degtyar, both resigned from Capstar’s Board on December 12, 2021. Disclose the reasons these individuals provided (written or oral) to the Board or its members for their resignations as well as why Mr. Weinstein could no longer support and recommend the business combination to shareholders. Also highlight PIMCO’s contractual obligations pursuant to the definitive agreements entered into in connection with the Business Combination, including, as applicable, voting beneficially owned shares in favor of the Business Combination, not redeeming beneficially owned shares, and purchasing an additional $35 million of Class A shares in a private offering conducted in connection with the Business Combination transaction. To the extent that PIMCO Private Funds retain a majority of the ownership interests in the Sponsor, this status should be highlighted.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 22, 2021

The Company respectfully advises the Staff that it has revised the cover page of the proxy statement/prospectus and also added a separate Question and Answer on page 16 of Amendment No. 6 to the Registration Statement in response to the Staff’s comment. For the Staff’s information, Mr. Degtyar did not provide a reason for his resignation as Board observer. In addition, the Company notes that the PIMCO Private Funds do not have a contractual obligation prohibiting them from redeeming beneficially owned shares, as disclosed in the Registration Statement on pages 64 through 65 and 127 through 128. Further, the PIMCO Private Funds do not hold a majority of the ownership interests in the Sponsor.

Background to the Business Combination, page 98

2.	Please expand your disclosure concerning the first virtual meeting conducted on December 12, 2021 to discuss the views expressed by the Board members, and if applicable, Mr. Degtyar, with regard to the potential impact of high level of redemptions and, whether the Board should continue to support the transactions. Also, expand the Background section, as applicable, to describe any concerns regarding the Business Combination, the current trends in the SPAC market, and/or Gelesis that Mr. Weinstein or Degtyar registered to the Board or any of its members from the October 21 Board meeting through to the present.

The Company respectfully advises the Staff that it has revised page 114 of Amendment No. 6 to the Registration Statement in response to the Staff’s comment. For the Staff’s information, other than as disclosed in Amendment No. 6, there were no additional concerns regarding the Business Combination, current trends in the SPAC market and/or Gelesis registered to the Board.

3.	Please revise the second paragraph on page 108 to identify PIMCO’s contractual obligations pursuant to the definitive agreements.

The Company respectfully advises the Staff that it has revised page 114 of Amendment No. 6 to the Registration Statement in response to the Staff’s comment.

4.	Please expand your disclosure concerning the second virtual meeting conducted on December 12, 2021 to discuss the views expressed by the Board members concerning the environment relating to redemptions. To the extent the Board discussed and considered Messrs. Weinstein’s and Degtyar’s resignations and its impact on the business combination transactions, please discuss.

The Company respectfully advises the Staff that it has revised pages 114 through 115 of Amendment No. 6 to the Registration Statement to reflect that the Board members all acknowledged that redemptions could be significant, which was the extent of the discussion concerning the environment relating to redemptions. For the Staff’s information, at the second virtual meeting conducted on December 12, 2021, the Board acknowledged the fact of Messrs. Weinstein’s and Degtyar’s resignations and after the discussions disclosed in Amendment No. 6 to the Registration Statement, reaffirmed its continued support for the Business Combination.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 22, 2021

Our Business Plan, page 169

5.	Please revise to quantify the amount of cash that the combined company will need to raise in order to conduct the full commercial launch of Plenity. Also add a Q&A near the front of that section to highlight the impact that redemptions potentially could have on the combined company’s ability to conduct operations beyond 6 months from Closing and, if applicable, to conduct a full commercial launch of Plenity. Also, reference this potential liquidity concern on the coverpage and include cross references to the new Q&A as well as your risk factor disclosure on page 56 and the “Our Business Plan” disclosure on pages 169-170.

The Company respectfully advises the Staff that it has revised the cover page and pages 19, 61, 120, 186 through 187 and 227 through 228 of Amendment No. 6 to the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 22, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265.

Sincerely,

/s/ Christopher Auguste, Esq.
Christopher Auguste

cc: R. Stephen Hicks, Capstar Special Purpose Acquisition Corp.